

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2015

Mr. Steven Rossi
Chief Executive Officer
Franchise Holdings International, Inc.
1895 Clements Rd., Suite 155
Pickering, Ontario, Canada M1P 4Y9

> **Re: Franchise Holdings International, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed March 11, 2015**
> **File No. 000-27631**

Dear Mr. Rossi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Incorporation by Reference, page 10

1. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. It appears that you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, please confirm that you will deliver the information incorporated by reference in the information statement to shareholders at the same time as you send them the information statement.

2. We note your response to comment 1. However, it appears that you are ineligible to incorporate by reference the disclosure required by Item14(c) of Schedule 14A. Please revise your filing to include the required disclosure. Refer to Item 14(e) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Jennifer López, Staff Attorney, at 202-551-3792, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director

Cc: Matthew McMurdo, Esq.